August 21, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Kathryn McHale
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FirstFed Financial Corp.
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
File Number 001-09566

Dear Ms. McHale:

FirstFed Financial Corp. (the “Company”) hereby responds to comments contained in the letter dated July 29, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-referenced filings.  The numbered responses below correspond to the numbered paragraphs of the Comment Letter.  For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business

Non-Accrual, Past Due, Impaired and Restructured Loans, page 11

1.
Please tell us and revise future filings to provide an expanded discussion of your loan modification programs, including troubled debt restructurings, and the authoritative basis for amortizing the difference between the recorded investment of the original loan at the time of modification and the expected cash flows of the modified loan as an adjustment to the loan yield over the life of the loan.  Your response and revisions to future filings should clarify how you account for those cash flows of the original loan that you never expect to collect, both principal and interest; provide enhanced transparency of your modification programs; and the effects on your financial statements.  Refer to paragraph 13 of SFAS 114.

Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

RESPONSE:

                Thank you for your comments.  On pages 31 and 32 of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, the Company added disclosure regarding the loan modification programs of its wholly-owned subsidiary, First Federal Bank of California (the “Bank”), to address the Staff’s comment.  Specifically, the Company stated the following:

The Bank created a loss mitigation unit at the end of 2007 to work with borrowers who were having trouble affording their loan payments.  This unit works primarily with homeowners with adjustable rate mortgages facing changes in the amount of their monthly payment.  Based on an underwriting of the borrower and the property, the Bank attempts to arrive at an appropriate loan modification that will allow the borrower to stay in their home.  At June 30, 2009, the Bank had 2,046 modified loans with principal balances totaling $927.8 million.  These loans were modified into a variety of loan products, as summarized below (dollars in thousands):

Loan modifications June 30, 2009 (Dollars in thousands)	Loan Balance	Number of Loans
Loan terms modified to:
6-month Adjustable Interest Only	$283,165	563
Adjustable 5-year Interest Only	226,438	503
Fixed 5-year Interest Only	170,110	392
Adjustable Amortizing	118,375	278
10-year Fixed Amortizing	68,720	162
5-year Fixed Amortizing	36,212	90
6-month Adjustable Amortizing	20,128	49
Other	4,640	9
Total	$927,788	2,046

Based on the underwriting at the time of the modification, the Bank makes a determination whether or not the loan is a troubled debt restructuring (“TDR”).  Modified loans are not considered TDRs when the loan terms are consistent with the Bank’s current product offerings and the borrowers meet the Bank’s current underwriting standards with regard to FICO score, debt to income ratio and loan-to-value ratio.  At June 30, 2009, 1,997 of the modified loans, with balances totaling $908.5 million, were considered TDRs and 49 loans, with balances totaling $19.3 million, were not considered TDRs.

For modified loans that are considered TDRs, the Bank calculates and records an impaired valuation allowance based on the present value of expected future cash flows discounted at the loan’s effective interest rate (based on the original contractual rate).  An impaired valuation allowance is recorded when the present value of expected future cash flows is less than the recorded investment in the loan.  The present value of expected future cash flows will increase from one reporting period to the next as a result of the passage of time. The Bank accomplishes the recording of this portion of the change in impairment value by amortizing the original impaired valuation allowance amount related over the life of the loan as an adjustment to loan yield. The impaired valuation allowance is recomputed at the end of each reporting period if there is a significant change (increase or decrease) in the amount or timing of the expected future cash flows, or if actual cash flows are significantly different from the cash flows previously projected.

Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

Some future payments to which the Bank is contractually entitled are not included in the expected future cash flows because of uncertainty regarding their future collection. If, as a part of the modification process, the borrower is allowed to defer making interest payments on a portion of the principal, that principal amount is assumed to be uncollectible for purposes of cash flow projections. As of June 30, 2009, the Bank had $1.8 million in deferred principal amounts that had been charged off. Similarly, for any loans that were in non-accrual status prior to modification that are brought current by capitalizing interest into the principal balances, any capitalized interest is assumed to be uncollectible and is charged off or an impaired valuation allowance is established. As of June 30, 2009, the Bank had $61.8 million in loans with capitalized interest totaling $1.1 million.

TDRs for which impaired valuation allowances are recorded based on the present value of expected future cash flows are reviewed each quarter to determine if foreclosure is probable. At June 30, 2009, the Bank had $817.9 million of modified loans recorded based on the present value of expected future cash flows.  Impaired valuation allowances on these loans totaled $50.8 million as of June 30, 2009.

Impairment of TDRs for which foreclosure is probable is measured based on the fair value of the collateral, net of all selling costs. At June 30, 2009, the Bank had $90.6 million of modified loans that were recorded at net collateral value after charge-offs totaling $39.6 million were taken. These loans were moved to non-accrual status because foreclosure was determined to be probable. Impaired valuation allowances on these loans totaled $12.3 million as of June 30, 2009.

As of June 30, 2009, $84.8 million of modified loans that were considered TDRs were 90 days or more delinquent.

SFAS No. 114 requires that the valuation allowance on impaired loans be recomputed at the end of each reporting period based on the expected future cash flows.  For modified loans, the expected future cash flows changes every period as the cash flows are discounted over a shorter period.  The Company accomplishes the recording of this portion of the change in impairment value by amortizing the original reserve amount related to the discounting over the period of the modification.  The portion of the impairment reserve related to expected collectability issues, such as principal on which interest is deferred, is not amortized, but is reviewed for adequacy each quarter.

In future filings, we will continue to provide this information.

Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

Item 9a. Controls and Procedures, page 96

2.
We note your disclosure on page 96 regarding your review of the effectiveness of your disclosure controls and procedures as of December 31, 2008 however, you have failed to include your conclusion of that review.  Please tell the SEC your conclusion from that review.

RESPONSE:

Thank you for your comment.  The following sentence was inadvertently deleted as the last sentence of the paragraph under the heading “Management’s Evaluation of Disclosure Controls and Procedures” on page 96 of the Form 10-K prior to filing:  “Based on their evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.”

The Company will confirm that its quarter- and year-end conclusion regarding the effectiveness of its disclosure controls and procedures is contained in Item 4 and Item 9A, as applicable, in future filings.

Item 11. Executive Compensation, page 23

3.
Please disclose to the staff, and in future filings, the specific fee arrangements you have with outside Directors in addition to their annual retainer fees.  Please refer to Item 402(k)(3) of Regulation S-K.

RESPONSE:

Thank you for your comment.  Set forth below is a chart showing all compensation paid to outside Directors in 2008, the Company’s most recently completed fiscal year.  There is no other compensation or fees paid to outside Directors other than the fees and equity compensation described in the tables below.

Annual Retainer	$40,000 paid monthly at $3,333 per month.
Attendance at Each Regular Board Meeting	$1,100 per meeting (10 meetings per year)
Attendance at Each Special Board Meeting	$0 per meeting
Attendance at Each Audit Committee Meeting	$1,500 per meeting
Service as Chair of Audit Committee	$1,250 per quarter
Attendance at Each Committee Meeting other than Audit (Compensation, Governance or Fiduciary)	$1,000 per meeting
Service as Chair of Committee other than Audit (Compensation, Governance or Fiduciary)	$750 per quarter
Restricted Stock
Issued annually in a number of shares equal to $60,000 (representing 150% of the annual retainer) divided by the market price of the Company’s outstanding stock on the day of grant.  Shares vest in equal parts on the first and second anniversary of the date of grant.

Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

At its April 29, 2009 meeting, the Board of Directors discussed the compensation given to outside Directors in light of the Bank’s financial condition and determined that it was in the best interests of the Bank and the Company to reduce such compensation on a going-forward basis by ten percent from its then-current level.  As such, effective May 1, 2009, the compensation given to outside Directors was adjusted to the following:

Annual Retainer	$36,000 paid monthly at $3,000 per month.
Attendance at Each Regular Board Meeting	$990 per meeting (12 meetings in 2009 given Company’s financial situation)
Attendance at Each Special Board Meeting	$0 per meeting
Attendance at Each Audit Committee Meeting	$1,350 per meeting
Service as Chair of Audit Committee	$1,125 per quarter
Attendance at Each Committee other than Audit (Compensation, Governance or Fiduciary) Meeting	$900 per meeting
Service as Chair of Committee other than Audit (Compensation, Governance or Fiduciary)	$675 per quarter
Restricted Stock	None issued in 2009 based on Company’s financial performance in 2008.

In future filings, we will disclose the information as requested.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 10

3.
We note your disclosure in this section regarding loans and extensions of credit to officers and directors.  Please provide the staff with the exact representations contained in Instruction 404(a)(4)(c) of Regulation S-K for any loans made to related persons.  In addition, with regard to the Employee Loan Benefit Program, please provide the staff with the information required by Section 404(a)(1-6) of Regulation S-K for transactions with related parties in excess of $120,000 that were not made on the same terms (including interest rates and fees charged) as those available to persons not related to the lender.  Please represent to the staff that this disclosure will be included in future filings with the SEC.

RESPONSE:

Thank you for your comments.  The Bank is a federal savings bank.  At December 31, 2008, none of the loans made by the Bank to related persons were disclosed as nonaccrual, past due, restructured or potential problems.  All such loans (i) were made in the ordinary course of business; (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, except for the interest rates and loan fees charged on home loans as described below with regard to the Bank’s Employee Loan Benefit Program (the “ELBP”); and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

As the Company disclosed under Item 13, home loans under the Bank’s ELBP may be made at different rates than those offered to the general public; however, the Bank does not give preference to any director or officer over any other employee. In addition, any loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, would be in excess of the greater of $25,000 or 5% of our bank subsidiary’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the Bank’s board of directors.

Other than as described in this paragraph, ELBP loans are made on substantially the same terms as those offered to unrelated persons.  ELBP loans currently are written as adjustable mortgage loans with, for the first $650,000 of the loan amount, an initial interest rate equal to the 12-MAT index plus 0.50%, which represents a total interest rate approximately 2.00% less than the starting interest rate for owner-occupied adjustable mortgage loans offered to non-employees.  Thereafter, similar to a non-affiliated loan, the interest rate adjusts every six months.  Directors, officers and employees are not charged loan fees.  None of the Bank’s current loan products – whether to directors, officers or employees or to other individuals – allow for negative amortization. Older products did allow for negative amortization, but did not have a low starting pay rate so negative amortization occurred only if and when interest rates increased. The interest rate on an ELBP loan reverts to rate set forth in the note (without reference to the ELBP rider) promptly after the Bank’s termination of a director, officer or employee, which is the starting interest rate charged to non-affiliated persons of owner-occupied properties.

As of December 31, 2008, the Bank had the following ELBP loans and home equity line of credit with its directors and executive officers, which represent the Company’s transactions with related parties in excess of $120,000 that were not made on the same terms as those available to persons not related to the Bank:

LOANS ON PRIMARY RESIDENCE
Position	Name	Principal Balance at 12/31/08	Interest Rate	Date Interest Collected To	Principal Paid through 12/31/08	Interest Paid through 12/31/08	Highest Outstanding Balance
Director	Brian Argrett	$799,196.56	3.354%	01/01/09	$803.44	$1,948.99	$800,000.00
Director	Christopher Harding	$816,289.15	3.381%	01/01/09	$16,769.13	$33,919.94	$833,751.77
EVP, CFO	Douglas Goddard	$152,052.32	2.769%	01/01/09	$5,333.17	$5,433.99	$157,097.17
Director	Jesse Casso, Jr.	$2,654,577.56	4.948%	01/01/09	$(39,031.28)*	$149,603.60	$2,654,577.56
EVP, Retail Banking	Shannon Millard	$514,370.94	2.769%	12/01/08	$27,456.05	$18,543.95	$541,826.99
		$4,936,486.53			$11,330.51	$209,450.47	$4,987,253.49
HOME EQUITY LINE OF CREDIT
Director	Dr. William Ouchi	$182,189.02	4.740%	12/12/08	$200,000.00	$18,272.85	$382,189.02

* Older loan product which allowed for negative amortization as described above.

In future filings, we will provide this information.

*   *   *   *   *   *   *

Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

As requested by the Staff, the Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter via EDGAR and arranging to have courtesy copies of this letter delivered to you.  If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (310) 302-1716.  In my stead you may also contact James P. Giraldin, the Company’s President and Chief Operating Officer, at (310) 302-1713 or Douglas J. Goddard, the Company’s Executive Vice President and Chief Financial Officer, at (310) 302-1714.

Very truly yours,

/s/	Babette E. Heimbuch
Babette E. Heimbuch
Chairman and Chief Executive Officer

cc:           James P. Giraldin
Douglas J. Goddard
Vikas Arora